Exhibit 1

For Immediate Release

SuperCom Reports Strong Financial Results
for the First Quarter of 2013

Strong profitability: Net Income increased to $1.1 million;
Gross Margin increased to 85%; Operating Margin increased to 32%

Herzliya, Israel, June 26, 2013 – SuperCom Ltd (OTCQB: SPCBF), a leading provider of e-ID, Security, HealthCare, Homecare, and Electronic Monitoring Solutions, today announced its results for the first quarter ended March 31, 2013.

Financial Highlights for the first quarter of 2013 compared with the first quarter of last year

•	Gross profit increased by 40% to $1.7 million, compared to $1.2 million;

•	Gross profit margin increased to 85%, compared to 56%;

•	Operating income increased by 128% to $653 thousand, compared to $286 thousand;

•	Net income increased to $1.1 million, compared to $0.1 million;

"We are very pleased to announce our first quarter results, in which we continued to improve our core business across all parameters, reaching high levels of operating and net income," commented Arie Trabelsi, CEO of SuperCom. "These improved financial results, together with the new management team consisting of many new and highly experienced industry executives and market experts, positions us well to achieve our business goal of becoming a key global player in the rapidly growing markets of national e-ID solutions and electronic monitoring for the public safety, homecare and healthcare arenas."

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional & digital identity solutions, providing advanced safety, identification and security products and solutions, to Governments, private and public organizations throughout the world.  SuperCom has been inspiring governments and national agencies, to design and issue secured Multi-ID documents and robust digital identity solutions to its citizen and visitors, using SuperCom e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services.  SuperCom features a unique all-in-one field-proven RFID & mobile technology and products, accompanied with advanced complementary services for the healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, building and access automation and more.

SuperCom’s website is http://www.supercom.com

Corporate relations Contacts:
Taly Gudovich
Corporate Relations Officer, SuperCom Ltd.
Tel: +972 9 889 0850
taly@supercom.com

Investor Relations Contacts:
Ehud Helft & Kenny Green
CCG Investor Relations
Tel: 1 646 201 9246
supercom@ccgisrael.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company’s independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

** Tables to Follow **

SUPERCOM LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of	As of
	March 31,	December 31,
	2013	2012
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	128	225
Trade receivable, net	2,244	1,598
Deferred tax	970	516
Other accounts receivable and prepaid expenses	407	311
Inventories, net	276	280

Total current assets	4,025	2,930

LONG-TERM ASSETS
Deferred tax	517	517
Severance pay funds	208	203

PROPERTY & EQUIPMENT, NET	128	93

TOTAL ASSETS	4,878	3,743

CURRENT LIABILITIES
Short-term bank credit	43	101
Trade payables	1,545	1,780
Employees and payroll accruals	205	138
Accrued expenses and other liabilities	1,052	777
Total current liabilities	2,845	2,796

LONG-TERM LIABILITIES
Accrued severance pay	245	236
Total long-term liabilities	245	236

SHAREHOLDERS' EQUITY:
Ordinary shares	580	574
Additional paid-in capital	43,512	43,518
Payables for capital	127	127
Accumulated deficit	(42,431)	(43,508)

Total shareholders' equity	1,788	711

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,878	3,743

SUPERCOM LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	March 31,	March 31,
	2013	2012

REVENUES	2,032	2,189

COST OF REVENUES	(304)	(956)

GROSS PROFIT	1,728	1,233

OPERATING EXPENSES
Research and development, net	133	87
Sales and marketing	704	734
General and administration	238	313
Other (income) expense	-	(187)

Total operating expenses	1,075	947

OPERATING INCOME	653	286

FINANCIAL EXPENSES, NET	(28)	(176)

INCOME BEFORE INCOME TAX	625	110

INCOME TAX	450	(5)

NET INCOME	1,075	105

Basic	0.03	0.01

Diluted	0.03	0.01

Weighted average number of ordinary shares used in computing basic income per share	36,977,359	12,035,272

Weighted average number of ordinary shares used in computing diluted income per share	40,651,866	15,308,749